NORTH AMERICAN NICKEL INC.

Management Discussion and Analysis

For the Year Ended December 31, 2016

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including April 18, 2017.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2016 and the related notes contained therein.  It should be noted that the audited financial statements for the year ended December 31, 2016 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2016 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Description of Business

The Company is a mineral exploration and resource development company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Maniitsoq Property, in Greenland, Sudbury, Ontario nickel properties being Post Creek and Halcyon and Section 35 being a property in the United States.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also, effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010, the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. Concurrently, the directors of the Company appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011, the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011, the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deep water Seqi Port (the “Port”). A report was prepared summarizing environmental due diligence and preliminary assessment of reindeer by Golder Associates – INUPLAN in and around the Port and upon further review, the decided to not pursue the Seqi Port assignment.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.  As of December 31, 2016, the Company had working capital of $3,289,791 (December 31, 2015 - $2,682,397) and a deficit of $23,972,138 (December 31, 2015 - $23,820,013). The Company will require additional funds in order to continue its planned operations and meet its obligations.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Patricia Tirschmann, P. Geo, the qualified person for the Company under National Instrument 43-101.

Maniitsoq, Greenland:

The Greenland properties currently being explored for nickel-copper-copper-PGM sulphides by the Company are exploration properties without mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an artic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deepwater coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season.  The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deepwater pier and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of two exploration licences, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively. The property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered a number of surface and near surface nickel-copper sulphide occurrences and this work was instrumental in proving the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54(the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

Under the terms of the Sulussugut License the Company was obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end 2013

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2016, DKK 161,413,194 (approximately CDN $31,381,838) can be carried forward until 2019 DKK 41,153,864 and until 2020 DKK 120,259,330. There will be an annual licence fee on the Sulussugut License for year 6 and forward of approximately DKK 40,400. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License - 2011/54

Exploration commitment		2011	2012	2013	2014	2015	2016
Fixed amount		145,600	148,800	310,400	313,200	317,500	-
4841 km2 of DKK 1.460 per km2		7,067,860
4841 km2 of DKK 1.490 per km2			7,213,090
3336 km2 of DKK 7.760 per km2				25,887,360
2689 km2 of DKK 7.830 per km2					21,054,870	-	-
2689 km2 of DKK 7.940 per km2						21,350,660	-

Exploration Obligation		7,213,460	7,361,890	26,197,760	21,368,070	21,668,160	-

Total Credits Available
Approved exploration expenditures		8,489,457	23,615,611	37,348,783	55,509,353	59,149,846	61,109,484
Exploration obligation		(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)	(21,668,160)	-
Credit from previous year		-	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710

Total credit	DKK	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710	161,413,194

Average Annual Rate DKK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

Sulussugut License - 2011/54
Carry forward period:
a)	DKK 41,153,864	from 2014 until December 31, 2019
b)	DKK 59,149,846	from 2015 until December 31, 2020
c)	DKK 61,109,484	from 2016 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License.

In 2016, there was no exploration commitment.  The Company completed approved expenditures for 2016 of DKK 61,109,484 (approximately CDN $12,032,457).  With a credit from 2014 of DKK 41,153,864 (approximately CDN $8,099,080) and a credit from 2015 of DKK 59,149,846 (approximately CDN $11,250,301), a commitment of $nil left the Company with excess credits of DKK 161,413,194 (approximately CDN $31,381,838).

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The application for another 5 year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 3, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28

Exploration commitment		2012	2013	2014	2015	2016

Fixed amount		148,800	155,200	313,200	317,500	323,000
142 km2 of DKK 1.490 per km2		211,580
265 km2 of DKK 1.550 per km2			410,750
265 km2 of DKK 7.830 per km2				2,074,950
296 km2 of DKK 7.940 per km2					2,350,240
296 km2 of DKK 8.080 per km2						2,391,680

Exploration Obligation		360,380	565,950	2,388,150	2,667,740	2,714,680

Total Credits Available
Approved exploration expenditures		2,871,899	2,965,890	5,470,428	6,276,098	6,789,943
Exploration obligation		(360,380)	(565,950)	(2,388,150)	(2,667,740)	(2,714,680)
Credit from previous year		-	2,511,519	4,911,459	7,993,737	11,602,095

Total credit	DKK	2,511,519	4,911,459	7,993,737	11,602,095	15,677,358

Average Annual Rate DKK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969

Ininngui License - 2012/28
Carry forward period:
a)	DKK 2,611,317	from 2014 until December 31, 2018
b)	DKK 6,276,098	from 2015 until December 31, 2019
c)	DKK 6,789,943	from 2016 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,696,900 (approximately CDN $1,634,669) between the years ended December 31, 2012 to 2016 by incurring $2,722,022 on the Ininngui License.

In 2016 there was an exploration commitment of DKK 2,714,680 (approximately CDN $534,520).  The Company completed approved expenditures for 2016 of DKK 6,789,943 (approximately CDN $1,336,940).  With a credit from 2015 of DKK 11,602,095 (approximately CDN $2,241,870) and commitment of DKK 2,714,680 for 2016, it leaves the Company with excess credits of DKK 15,677,358 (approximately CDN $3,044,289).

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was based on an annual approximation of DKK 2,714,680 (approximately CDN $534,520). The Ininngui License area was not reduced in 2016.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2012, the Company has not used the procedure for either license.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants were exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants were subject to an accelerated exercise provision in the event the Company relinquished its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. As of August 30, 2016 the warrants expired unexercised and the Company has reversed the fair value of $1,813,263 to deficit. The Company also granted to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of the Company to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

Performance Summary

NOTE: All drill intercepts described in this section refer to core lengths not true widths.

During the period 2012-2015:

In 2011, a helicopter-borne time domain electromagnetic (SKYTEM) survey totaling 2,217 line-kilometres was completed. Geophysical interpretation of 2011 data was completed. Condor Consulting completed three dimensional Maxwell models for 25 anomalies defined by the 2011 airborne surveys. Three of these were selected for follow-up prior to the first drill program on the property.

In 2012, a helicopter-borne time domain electromagnetic (VTEM) survey totaling 3,612 line-kilometers was flown and preliminary interpretation was completed August 13, 2012. A total of 1,551m of drilling in 9 drill holes was completed as well as ground follow-up of VTEM targets.

The intersection of high grade nickel – copper mineralization at Imiak Hill was announced in November, 2012.  The mineralization intersected by hole MQ-12-001 averaged 1.36% nickel, 0.52% copper and 0.05% cobalt over 16.41 meters including 5.12 meters at 2.20% nickel, 0.55% copper and 0.07% cobalt. The mineralization in MQ-12-002 averaged 0.55% nickel, 0.20% copper and 0.02% cobalt over 66.08 meters and included 14.18 meters at 1.33% nickel, 0.38% copper and 0.04% cobalt.  A new discovery of shallow nickel-copper-PGE mineralization at Spotty Hill, located 1.5 kilometres east of Imiak Hill, was announced in December and included 123.94 meters averaging 0.81% nickel, 0.21% copper, 0.03% cobalt and 0.26 g/t platinum+ palladium+gold.

Assay and geochemical analyses from the 2012 drilling program were completed in January 2013 and confirmed significant nickel + copper + cobalt + PGE mineralization at Imiak Hill and Spotty Hill.

In 2013, the Company completed an exploration program comprising 4,266 metres of drilling in 25 drill holes, borehole electromagnetic surveys, 972 line-kilometres of VTEM surveying, channel sampling and ground follow-up of VTEM and geological targets.

Results from a QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscopy) study for three samples of mineralized drill core at Imiak Hill and Spotty Hill were announced in June.  Results indicated that nickel was hosted primarily in pentlandite and that good recovery of nickel and copper was possible.

In August and September of 2013, the intersection of semi-massive to massive sulphides was announced for holes MQ-13-026 and MQ-13-028 at Imiak Hill and for hole MQ13-029 at Imiak North (now known as “Mikissoq”). Mikissoq is located 1 kilometre northeast of Imiak Hill and 1.3 kilometres northwest of Spotty Hill and these three closely spaced mineralized zones are referred to as the Imiak Hill Complex (IHC).

Assay results for Imiak Hill, Mikissoq and Spotty Hill were announced during October and November, 2013 and included:

Imiak Hill:

MQ-13-019

1.53% nickel, 0.43% copper and 0.06% cobalt over 8.68 metres

MQ-13-024

2.67% nickel, 0.39% copper and 0.09% cobalt over 14.90 metres including 5.03% nickel, 0.30% copper and 0.16% cobalt over 5.23 metres

MQ-13-026

3.25% nickel, 0.48% copper and 0.11% cobalt over 25.51 metres including 4.31% nickel, 0.62% copper and 0.14% cobalt over 18.62 metres

MQ-13-028

3.19% nickel, 1.14% copper and 0.11% cobalt over 24.75 metres

Mikissoq:

MQ-13-027

0.71% nickel, 0.31% copper and 0.01% cobalt over 24.98 metres

MQ-13-029

4.65% nickel, 0.33% copper and 0.13% cobalt over 9.99 metres

Spotty Hill:

MQ-13-022

0.68% nickel, 0.28% copper, 0.02% cobalt and 0.32 g/t platinum+palladium+gold over 20.07 metres

A new near-surface discovery within the Fossilik norite intrusion situated approximately 9 kilometres from the IHC was announced in September, 2013. Hole MQ-13-018 intersected 0.59% nickel, 0.18% copper, 0.02% cobalt and 0.21 g/t platinum+palladium+gold over 32.19 metres including 4.53 metres averaging 1.06% nickel, 0.23% copper, 0.04% cobalt, 0.33 g/t platinum+palladium+gold.  A new discovery at target P-13 was also announced in November 2013 and included an intercept from hole MQ-13-032 averaging 0.44% nickel, 0.20% copper over 6.51 metres in DDH MQ-13-032.

In 2014, the Company completed an exploration program comprising 8,773 metres of drilling in 39 drill holes and one hole extension, borehole electromagnetic surveys, 87 line-kilometres of surface electromagnetic surveying, collection of 936 stations of gravity data over two areas and ground follow-up of VTEM and geological targets. Surface electromagnetic surveys identified new anomalies at the IHC and Fossilik areas and gravity surveys were found to be potentially effective in outlining noritic intrusions in the subsurface. Structural geological mapping was completed at the IHC and Fossilik areas during July and August.

In August, 2014, an intercept averaging 3.07% nickel and 0.53% copper over 11.03 metres in hole MQ-14-037 at Imiak Hill was announced.

In September 2014, assay results for mineralization intersected at the P-058 target in the Fossilik area and the P-149 (“Pingo”) regional target included:

MQ-14-054:

1.72% nickel and 0.26% copper over 5.58 metres (P-058 target at Fossilik)

MQ-14-041:

0.36% nickel, 0.17% copper and 0.15 g/t platinum+palladium+gold over 23.2 metres including 3.31% nickel, 0.61% copper and 0.27 g/t platinum+palladium+gold over 0.5 metres (Pingo)

In October 2014, assay results were received for two Spotty Hill holes that intersected disseminated and semi-massive sulphides:

Hole MQ-14-062

2.98% nickel, 0.59% copper, 0.10% cobalt and 0.86 g/t platinum+ palladium+ gold over 8.55 metres

Hole MQ-14-065

1.69% nickel, 0.34% copper, 0.05% cobalt and 0.50 g/t platinum+ palladium+ gold over 10.6 metres

Drilling and assay results at target P-013 were announced in November 2014 and included:

P-030:

MQ-14-070

0.63% nickel, 0.20% copper and 0.18 g/t platinum+ palladium+ gold over 20.1 metres

P-053:

MQ-14-071

0.85% nickel, 1.80% copper and 0.56 g/t platinum+ palladium+ gold over 0.24 metres

Imiak Hill:

MQ-14-072

2.51% nickel and 0.77% copper over 16.35 metres

Mikissoq:

MQ-14-073

0.63% nickel and 0.18% copper over 61.35 metres

Drilling in 2014 identified a mylonite zone at depth at Imiak Hill which appears to have truncated and/or displaced the mineralization at a vertical depth of approximately 200 metres.

On March 2, 2015, the Company announced high nickel recoveries utilizing SGS Canada Inc. QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron Microscopy) on its regional targets.  Pentlandite was found to be the main nickel-bearing mineral in each sample with nickel contents ranging from 90.1 to 93.1%.  Potential recoveries ranged from 96.1 to 97.2% based on liberation, association and exposed characteristics of crushed samples that were stage pulverized to 90% passing 150µm.

In 2015, the Company completed an exploration program comprising 5,655 metres of drilling in 30 drill holes, borehole electromagnetic surveys, 6,696 line-kilometres of VTEM surveying, 62 line-kilometres of surface electromagnetic surveying, collection of 490 stations of gravity data over one area, acquisition of Worldview-3 spectral satellite-borne date over the entire property and ground follow-up of VTEM, geological and remote sensing targets.

In September, October and November, 2015 the Company announced several new nickel sulphide intersections including:

Spotty Hill:

MQ-15-075:

1.06% nickel, 0.24% copper and 0.31 g/t platinum + palladium + gold over 15.55 metres including 1.77% nickel, 0.23% copper and 0.46 g/t platinum + palladium + gold over 6.0 metres These results extended the mineralization by 80m in down plunge direction.

P-058 (Fossilik):

MQ-15-077:

0.55% nickel and0.27% copper over 21.5 metres

P-059 (Fossilik):

MQ-15-078:

1.16% nickel, 1.00% copper and 0.27 g/t platinum + palladium + gold over 12.15 metres

P-013:

MQ-15-079:

1.03% nickel and 0.39% copper over 10.65 metres

MQ-15-094:

0.57% nickel and 0.15% copper over 25.10 metres and 0.94% nickel and 0.44% copper over 11.95 metres

P-053:

MQ-15-082:

1.98% nickel and 0.62% copper over 23.70 metres

P-032:

MQ-15-090:

0.79% nickel and 0.27% copper over 13.8 metres

During the year ended December 31, 2016:

On March 30, 2016, the Company filed National Instrument 43-101 Technical Report on the Maniitsoq property.

On April 11, 2016, the Company reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

On September 20, 2016, the company announced the first assay results from the 2016 drilling program. Three drill holes from the P-053 target intersected nickel-copper sulphide mineralization which extended the area of known mineralization to the east and down plunge and also indicated the potential for a second mineralized zone. Highlights included:

MQ-16-104:

2.42% nickel, 0.09% copper and 0.12 g/t platinum + palladium + gold over 1.25 metres

MQ-16-106:

0.65% nickel and 0.25% copper over 20.05 metres including 1.17% nickel, 0.33% copper and 0.12 g/t platinum + palladium + gold over 6.55 metres

MQ-16-107:

1.10% nickel, 0.19% copper and 0.11 g/t platinum + palladium + gold over 3.45 metres

On October 12, 2016, the Company announced the intersection high grade remobilized massive and breccia sulphide veins in two drill holes at the P-058 target in the Fossilik area which have extended the mineralized zone by 150 metres in a down-dip direction:

MQ-16-105:

3.41% nickel, 0.28% copper, 0.10% cobalt and 0.13 g/t Platinum + palladium + gold over 10.2 metres including:4.85% nickel, 0.29% copper, 0.14% cobalt and 0.13 g/t platinum + palladium + gold over 4.1 metres

MQ-16-111:

3.93% nickel, 0.25% copper, 0.10% cobalt and 0.09 g/t platinum + palladium + gold over 3.06 metres

On October 26, 2016, the Company announced the discovery of a new zone of nickel-copper sulphide mineralization at the P-013 SE target. Hole MQ-16-109 intersected high grade remobilized sulphides averaging 2.88% nickel, 0.80% copper, 0.06% cobalt and 0.46 g/t platinum + palladium + gold over 13.35 metres.

On October 31, 2016, the Company announced the discovery of a new zone of norite-hosted nickel and copper mineralization at Mikissoq. The mineralization is located approximately 130 metres below previously intersected shallow mineralization and was intersected over a dip extent of 105 metres in three holes completed on the same section:

MQ-16-113:

0.81% nickel and 0.36% copper over 53.25 metres including 2.56% nickel and 0.37% copper over 5.15 metres

MQ-16-117:

1.08% nickel and 0.54% copper over 74.05 metres including 1.84% nickel and 0.64% copper over 13.65 metres

MQ-16-118:

0.51% nickel and 0.25% copper over 47.0 metres including 1.03% nickel and 0.32% copper over 15.0 metres

On November 16, 2016, the Company announced drilling results from Spotty Hill at the IHC. Hole MQ-16-121 intersected stringer sulphide mineralization averaging 1.59% Ni, 0.30% Cu and 0.66 g/t Pt+Pd+Au over 4.75 metres. This intersection is located approximately 115 metres down plunge of existing mineralization and represents an expansion of the Spotty Hill mineralized system. Borehole electromagnetic (BHEM) surveys also identified new moderate to high conductance off-hole anomalies which are untested. A gradient array Induced Polarization (IP) survey defined a northwest trend of elevated chargeability over 1.8 kilometres, extending from G-004 through Spotty Hill to Mikissoq. These results, coupled with the new discovery at Mikissoq, indicate the strong exploration potential for this trend of norite-pyroxenite stratigraphy within the IHC area.

In December 2016, the Company announced results of drilling, IP surveying and surface sampling in the P-030-032 and Fossilik areas. Highlights included:

P-030-032:

•

Gradient IP chargeability anomalies coincident with two kilometre long P-030-032 norite intrusion

•

Surface grab sample at P-094 target containing 2.26% nickel, 0.67% copper and 0.33 g/t platinum + palladium + gold

•

New drill intersection discovery of norite hosted nickel-copper sulphides at P-094 where hole MQ-16-124 returned 0.54% nickel and 0.16% copper over 8.0 metres

Fossilik Area:

•

Intersection of high grade stringer and vein sulphides including 3.05% nickel and 0.22% copper over 0.5 metres in hole MQ-16-131 confirms continuity of P-058 mineralization from near surface to a vertical depth of 350 metres

•

Gradient IP chargeability anomalies coincident with Fossilik intrusion

•

Surface grab samples returning values of up to 2.36% nickel, 0.41% copper and 0.71 g/t platinum + palladium

In late 2016, the Company signed an agreement for QEMSCAN Mineralogy on four samples from Maniitsoq.

Activities Contemplated in the Future:

The success of the 2016 drilling program has expanded several key areas of nickel-copper sulphide mineralization including Mikissoq and Spotty Hill at the Imiak Hill Complex and P-058 in the Fossilik area. The Company plans to focus on further step-out drilling and expansion of these areas in 2017.

The Company is currently in the process of developing the following infrastructure.

Hydroelectric Power Development - North American Nickel’s application to the MLSA for a prospecting licence for a watershed adjacent to the Maniitsoq project was submitted to the Greenland government on September 16, 2016. The application requested approval for the Company to begin the collation of available hydrologic, cultural, social and environmental data to assist in the design of future data gathering on the ground.  In the absence of an approval from the MLSA a second application was submitted October 25, 2016 requesting a temporary or limited approval that would permit data collection to commence.  The Ministry of Industry, Labour, Trade and Energy (MILT) responded with a lengthy application which was completed and returned to MILT on February 2, 2017. The application is pending.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy in regards to the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore. The location of the tailings facility and the process to assess a suitable site for tailings disposal/storage must be undertaken subsequent to the delineation of a mineable nickel deposit thereby avoiding long distance transport of tailings. The development of a tailings facility is considered as a component of an Environmental Impact Assessment. The process includes the determination of the scope of disposal (underground or surface), the selection of several potential tailings sites and the review of these sites for their suitability in terms of environmental impact. Review is done by external advisors to the Greenland government and may include environmental consultants or experts from Aarhuis University (Denmark).  Subsequent to public consultation a white paper is produced which will identify any issues that need addressing by the Company. Following this is an abandonment plan to produce the best possible environmental solution.

Corporate Social Responsibility for Greenland

The Company has completed presentations to the communities bordering the Maniitsoq project, including Nuuk, Napasoq, Maniitsoq and Sisimiut. Regional associations (Arctic Business Councils, Fishers and Hunters association and the Greenland Employers Association) and community meetings have been updated with regards to the Company’s exploration progress and upcoming plans.

A compilation of expenditures and suppliers of goods and services made by the Company in Greenland since 2012 has been prepared by Xploration Services in preparation for presentation to members of the Town Council of Maniitsoq and Sisimiut. These councils requested the database and a summary of the Company’s hiring practices of Greenlanders since 2011. The hiring records have been compiled and forwarded to the town councils. The expenditures compilation for the goods and services sector will demonstrate the details of the Company’s expenditures in the goods and services sector and underscore the fact that 60% of all funds raised for the project are spent on Greenlandic companies.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares.   The Company has exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Performance Summary

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•

A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•

A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite (dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

During the year ended December 31, 2016:

Work completed on the property for the year ending December 31, 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March 2016 and confirmed the identification of Quartz Diorite (“Post Creek Quartz Diorite” or “CJ Quartz Diorite”) in surface trenches. The authors were unable to verify if the exposed Quartz Diorite represented an extension of the Whistle Offset Dyke or a separate new Offset Dyke, but favored the latter. Regardless, the confirmation of Quartz Diorite has significant implications for the exploration potential of the property.

In October 2016, three trenches exposed earlier in 2016 were mapped in detail and identified abundant Sudbury Breccia, locally containing disseminated sulphides. The Sudbury Breccia exposed in the trenches and nearby outcrops are interpreted to be part of a larger Sudbury Breccia belt which is at least 300 metres by 300 metres in size. The breccia belt lies approximately along the projected trend of the Whistle Offset Dyke located on KGHM property to the southwest.

In November 2016 a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits.

Activities contemplated in the future

The Company plans to file assessment work carried out in 2016.The Company is also planning to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Performance Summary

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.  The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

During the year ended December 31, 2016:

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016 a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits.

Activities contemplated in the future

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

Michigan, United States:

Section 35 Property –

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14,327 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the year ended December 31, 2016:

There was no work performed during the year ending December 31, 2016

Activities contemplated in the future

A surface time-domain Electromagnetic survey planned has been deferred until 2017 and will be contingent on the submission and approval of work permits.

Selected Financial Information

The Company’s consolidated financial statements for the year ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise.  The following selected financial information is taken from the audited Financial Statements and should be read in conjunction with those statements.

	For the year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Financial Results
Net loss	$2,876,709	$2,388,970	$3,741,007
Basic loss per share	$0.01	$0.01	$0.02

As at:	December 31, 2016	December 31, 2015	December 31, 2014
Balance Sheet Data
Share capital	$62,905,934	$51,165,026	$43,268,118
Common shares issued	368,581,886	207,629,506	169,964,679
Weighted average shares outstanding	269,778,932	188,384,506	157,986,561
Total assets	$41,881,735	$32,729,177	$27,050,038
Net assets	$41,770,387	$32,479,573	$26,752,694
Exchange rates (US$ to CDN$) period average	$1.3248	$1.2785	$1.1046

Results of Operations

Year Ended December 31, 2016 compared with Year Ended December 31, 2015

For the year ended December 31, 2016, the Company incurred a net loss of $2,876,709 compared to a net loss of $2,388,970 for the year ended December 31, 2015. The increase of $487,739 in net loss is a result of an increase in management fees by $208,724 as a result of reclassifying the presidents fees which are higher due to a fulltime position and having a change in the number of directors resulting in a change in fees paid out, salaries and benefits increased by $57,832 as a result of taking of fulltime vs part time employee and vacation time paid out, filing fees increase by $43,855 due to filing a 43-101 and the financings. The investor relations costs increased by $17,493 as a result of the Wood Mackenzie agreement offset by less trade shows being attended. All these increases are offset by a decrease of $70,010 in professional fees, a decrease of $31,591 in consulting fees, and property investigation costs are down $148,255 along with an increase in share-based payment amount of $49,897. Other items that increased was the fee generated on the advance of the loan of $95,238, the interest expense generated on the loan of $264,452, interest income decreased by $9,242 and the foreign exchange loss increased by $16,246.

The Company shared office space with VMS Ventures Inc. up to April 2016 with the rent split at 40% for the Company and some general and administrative costs split at 50%. During the year 2015, the Company started consolidating its own business functionality and as a result some employee’s status went from part-time to full-time positions. The Company maintains its exploration staff as full-time employees with most of the cost being directly related to a project expense and the balance as a general and administrative cost. For the current year ending December 31, 2016 general and administrative costs remained similar with administrative costs decreasing slightly as a result of the office restructuring.

As at December 31, 2016, total assets increased compared to December 31, 2015 due to $8,638,021 spent on capital expenditures related to the exploration program and the financings generating a higher cash position. As at December 31, 2016 share capital increased as a result of the financings raising $12,000,000 and issuing 160,000,000 units with share issue costs of $618,782 and issuing 952,380 common shares as a fee on the loan with a fair value of $95,238. The Company paid an agent fee equivalent to 1,203,695 warrants at $0.075 with a fair value of $48,151 As at December 31, 2015, share capital increased since December 31, 2014 due to the Company closing a private placement of 29,054,079 units for net proceeds of $6,157,591, having 1,149,000 stock options exercised for net proceeds of $172,350 and having 7,461,748 warrants exercised for net proceeds of $1,566,967. As at December 31, 2015, total assets increased by $5,679,139 since December 31, 2014 as a result of capital expenditure purchases of $137,662 mainly computer software and spending $9,086,094 on the exploration properties and raising funds through a private placement.

Selected Financial Data Quarterly

	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Net loss	$(629,750)	$(701,038)	$(857,074)	$(688,847)
Basic loss per share	$0.00	$0.00	$0.00	$0.00

	Three months ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Net loss	$(539,487)	$(656,013)	$(485,464)	$(708,006)
Basic loss per share	$0.00	$0.00	$0.00	$0.00

Balance Sheet Data
As at:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Share capital	$62,905,934	$62,802,173	$51,260,264	$51,165,026
Common shares issued	368,581,886	368,581,886	208,581,886	207,629,506
Weighted average shares outstanding	269,778,932	236,604,218	207,959,176	207,629,506
Total assets	$41,881,735	$43,030,780	$36,548,343	$32,129,452
Net assets (liabilities)	$41,700,387	$42,405,717	$31,394,709	$31,998,063

As at:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Share capital	$51,165,026	$51,224,376	$44,807,995	$43,893,265
Common shares issued	207,629,506	207,629,506	177,476,427	172,955,855
Weighted average shares outstanding	188,384,506	181,759,174	172,577,183	171,280,855
Total assets	$32,729,177	$33,471,660	$27,868,064	$27,076,635
Net assets	$32,479,573	$33,121,035	$27,359,357	$26,922,125

During the three months ended September 30, 2016 the Company issued 160,000,000 common shares raising $12,000,000 with share issue costs of $618,782. The Company reported in the Capital Contribution Reserve for interest on the loan, which $4.5M was repaid in September 2016, and in the three-month period ending September 30, 2016 a total of $136,849 was booked to the P&L for interest on the loan.

During the three months ended June 30, 2016 the Company issued 952,380 common shares to Sentient as a fee for advancing the loan of $4.5 million. The fee is reported at a fair value of $95,238. The Company setup a Capital Contribution Reserve for interest on the loan which in the three-month period $127,603 was booked to the P&L. The Company reported $31,194 in share-based payments for some stock options that vested in the period. The Company filed a 43-101 report which incurred fees of $15,830.

During the three months ended March 31, 2016, the Company granted stock options reporting $207,336 in share-based payment and reported an increase of $56,000 in management fees and an increase of $47,455 in salaries.

During the three months ended September 30, 2015, the Company granted stock options reporting $319,015 in share-based payment. The Company also closed a private placement increasing share capital by $6,621,941. During the current three-month period, the Company reported $102,733 was used on property investigation and the port development and reported a share-based payment amount of $56,259 for the fair value of broker’s warrants granted in the private placement. During the current three month period the Company had 1,099,000 stock options exercised for net proceeds of $109,900.

During the three months ended June 30, 2015, the Company reported $7,965 in share-based payment as a result of vested options. During the three-month period ended June 30, 2015, there was an increase in legal fees of $53,617, an increase in consulting fees of $29,784 as a result of corporate development meetings which was the reason for the increase in travel of $18,939. As well in the three-month period ending June 30, 2015, there was $27,856 spent on the port development. During the three months ended June 30, 2015, the Company received $949,320 for some warrant exercises at $0.21 per share.

During the three months ended March 31, 2015, the Company reported a share-based payment of $238,194 and reported an increase of $82,250 in management fees and an increase of $51,790 in corporate travel. An increase of $43,288 was reported in general and administrative due to relocating to the new office space.

Liquidity

As at December 31, 2016, the Company had accumulated losses totaling $23,972,138. The Company had working capital of $3,289,791 at December 31, 2016. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

On April 22, 2016, the Company entered into a term loan with Sentient Executive GP IV Limited (“Sentient”) and received an advance of $4,500,000. The loan is due on April 30, 2017 and has been made on an interest free basis. Sentient is to be paid 952,380 common shares, which is the equivalent value of 2.2% of the principal amount of the loan, as a fee for advancing the loan. The fee was booked at a fair value of $95,238. The loan is subject to early pre-payment in the event that, during the term of the loan, the Company completes a private placement of gross proceeds of $2,000,000 or more. On July 21, 2016, the Company closed its market offering of units of the Company for total gross proceeds of $6,950,168 and on September 12, 2016, the Company closed a non-brokered private placement for gross proceeds of $5,049,831.98 which being the maximum offering amount raised, Sentient was repaid the full loan of $4.5 million.

The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $264,452 to a Capital Contribution Reserve. This amount was amortized over 143 days since the Company raised $6,950,168 in an offering and closed a non-brokered private placement for $5,049,832. The amount of $264,452 in interest expense was recorded on the profit and loss statement for the period.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the year.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short-term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors.  The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable.  Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management.  Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government.  Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2016, the Company held cash and a short-term investment totaling $3,330,482 (December 31, 2015 - $2,824,923) and had current liabilities of $181,348 (December 31, 2015 - $249,604). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i)

Interest Rate Risk

The Company had cash balances and no interest-bearing debt.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.  As of December 31, 2016, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii)

Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones (“DKK”). Foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii)

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company:

The Company has no significant revenues.

The Company has limited funds.

There is no assurance that the Company can access additional capital.

There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Property Contractual Obligations

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, totalling $10,000 (paid) during the year ended December 31, 2016, YTD amount paid $15,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum, totalling $8,000 (paid) during the year ended December 31, 2016, YTD amount paid $12,000 which will be deducted from any payments to be made under the NSR.

Related Party Transactions

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

During the year ended December 31, 2016, the Company recorded $102,401 (December 31, 2015 - $216,895) in legal fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2016, the Company recorded $15,885 (December 31, 2015 - $34,156) in rent and utilities expense to VMS Ventures Inc.

Key Management Personnel

The Company has identified certain directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2016 and December 31, 2015 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Geological consulting fees - expensed	$5,370	$72,104
Geological consulting fees - capitalized	44,010	94,039
Management fees – expensed	755,686	546,962
Property investigation – expensed	1,081	-
Salaries - expensed	102,788	77,333
Stock-based compensation	186,170	35,794
	$1,095,105	$826,232

Transactions with Sentient

On April 22, 2016, the Company issued a term note to Sentient Executive GP IV Limited and received an advance of $4.5 million. The loan is due on April 30, 2017 and was made on an interest free basis. Sentient was issued 952,380 common shares as a fee for advancing the loan at a fair value of $95,238. Under the terms of the loan, Sentient has the right at its option to require early pre-payment in the event that, during the term of the loan, the Company successfully completes an issuance of common shares to third parties for gross proceeds of not less than $2 million. In the event the maximum offering amount is raised, being $12 million, Sentient is required to be repaid the full loan of $4.5 million. Since the maximum offering amount of $12 million was raised Sentient was repaid the entire loan in September 2016.

On July 21, 2016, the Company closed an equity financing which Sentient Executive GP IV, Limited’s participation in the offering was for a total of 52,145,466 units at $0.075 per unit for $3,910,910 and on September 12, 2016 the Company closed a non-brokered private placement which Sentient Executive GP IV, Limited’s was issued 67,331,093 units at $0.075 per unit for $5,049,932 and now beneficially owns 223,143,155 common shares of the Company and 70,209,744 warrants.

Share Capital Data

The following table sets forth the Company’s share capital data as at April 18, 2017

Common Shares	368,581,886
-issued & outstanding

Preferred Shares	590,931
-issued & outstanding

Options
-issued & outstanding	20,960,500

Warrants
-issued & outstanding	95,982,036

Fully Diluted	486,115,353

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.com